EXHIBIT 99.5
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ABITIBI                                                                 BOWATER
CONSOLIDATED
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          ABITIBI-CONSOLIDATED AND BOWATER AMEND COMBINATION AGREEMENT

MONTREAL, QUEBEC AND GREENVILLE, SOUTH CAROLINA, MAY 8, 2007 - Abitibi-Consolidated Inc. and Bowater Incorporated announced today that they have amended the combination agreement signed on January 29, 2007 pursuant to which Abitibi-Consolidated and Bowater agreed to combine their companies in an all-stock merger of equals. The purpose of the amendment is to ensure that the combination remains tax deferred for U.S. resident holders of Abitibi-Consolidated shares.

As amended, the combination agreement limits the number of exchangeable shares that may be issued to an amount that, when combined with exchangeable shares currently issued to holders of exchangeable shares of a Canadian subsidiary of Bowater, is less than 20% of the total voting power of AbitibiBowater. In the event that eligible Abitibi-Consolidated shareholders elect to receive more exchangeable shares than are available pursuant to the limit, the remainder of their shares will be exchanged for shares of AbitibiBowater common stock, pro rata to their shareholdings.

Based on publicly available information regarding the current shareholdings of Abitibi-Consolidated, Abitibi-Consolidated and Bowater believe that it is unlikely that eligible Canadian shareholders of Abitibi-Consolidated will be limited in their ability to receive exchangeable shares and to benefit from a tax deferral for Canadian income tax purposes.

ABOUT ABITIBI-CONSOLIDATED INC.
Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands.

ABOUT BOWATER INCORPORATED
Bowater Incorporated is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns 10 sawmills. Bowater's operations are supported by approximately 763,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world's largest consumers of recycled newspapers and magazines.

CONTACTS
INVESTORS:                                   INVESTORS:
Abitibi-Consolidated                         Bowater
Francesco Alessi                             Duane A. Owens
Vice-President, Investor Relations and       Vice President and Treasurer
Taxation                                     (864) 282-9488
(514) 394-2341
falessi@abitibiconsolidated.com

MEDIA:                                       MEDIA:
Abitibi-Consolidated                         Bowater
Denis Leclerc                                Jim Barron/Dan Gagnier/Kara Findlay
Director, Public Affairs                     Sard Verbinnen & Co
(514) 394-3601                               (212) 687-8080
denis_leclerc@abitibiconsolidated.com


FORWARD-LOOKING STATEMENTS

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words "expects," "projects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the "Companies"). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated's and Bowater's plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated's and Bowater's products, the future development of Abitibi-Consolidated's and Bowater's business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company's filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's and Bowater's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC's internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed combination, AbitibiBowater has filed with the Securities and Exchange Commission (SEC) a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the preliminary joint proxy statement/prospectus/management information circular regarding the proposed combination, and the definitive proxy statement/prospectus/management information circular when it becomes available, because it contains or will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC's internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

PARTICIPANTS IN THE SOLICITATION

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated's directors and executive officers is available in Abitibi-Consolidated's Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated's 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater's directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 filed with the SEC by Bowater on April 30, 2007 and in the preliminary proxy statement with respect to Bowater's 2007
Annual Meeting of Stockholders which is included in the preliminary registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended on May 8, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus/management information circular filed with the SEC and will be contained in the definitive joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities regulatory authorities when they become available.